Exhibit 99.2

ORGANIGRAM HOLDINGS INC.

(the “Corporation”)

Annual General and Special Meeting of Shareholders

Held on January 18, 2024

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2023 annual general and special meeting of shareholders of the Corporation held on January 18, 2024 (the “Meeting”). All matters voted upon at the Meeting were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Corporation’s management information circular dated December 20, 2023 (the “Circular”), which is available on SEDAR+ at www.sedarplus.com. and on EDGAR at www.sec.gov.

1.	ELECTION OF DIRECTORS

Each of the following individuals were elected as directors of the Corporation for a term expiring at the conclusion of the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The voting results were as follows:

Nominee	# Votes For	% of Votes For	# Votes Against	% of Votes Against

Peter Amirault	21,048,219	97.584%	521,043	2.416%

Beena Goldenberg	21,042,349	97.557%	526,912	2.443%

Dexter John	20,322,178	94.219%	1,246,910	5.781%

Geoffrey Machum	21,022,452	97.465%	546,809	2.535%

Marni Wieshofer	20,338,914	94.297%	1,230,174	5.703%

Sherry Porter	21,020,273	97.455%	548,990	2.545%

Stephen Smith	20,352,863	94.361%	1,216,227	5.639%

Simon Ashton	21,044,104	97.565%	525,158	2.435%

Karina Gehring	21,045,939	97.574%	523,322	2.426%

2.	APPOINTMENT OF AUDITOR

KPMG LLP was appointed as the auditor of the Corporation until the next annual meeting of the shareholders of the Corporation or until its successor is appointed and the directors of the Corporation were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
34,227,164	96.999%	1,058,863	3.001%

3.	APPROVAL OF THE BT DE INVESTMENTS INC. INVESTMENT

An ordinary resolution was passed by disinterested shareholders approving the issuance by the Corporation of up to 183,679,525 common shares to BT DE Investments Inc., a wholly owned subsidiary of British American Tobacco plc, in connection with its investment of approximately C$124 million in the Corporation, the full text of which is attached as Appendix “A” to the Circular. According to the final scrutineer report, the voting results were as follows:

	# Votes For	% Votes For	# Votes Against	% Votes Against

All voting shareholders	20,742,939	96.169%	826,322	3.831%

All voting shareholders (excluding votes attached to the common shares required to be excluded under Multilateral Instrument 61-101 –Protection of Securityholders in Special Transactions and the rules of the Toronto Stock Exchange)	5,493,912	86.926%	826,322	13.074%

4.	APPROVAL OF THE ARTICLES OF AMENDMENT TO CREATE A NEW CLASS OF CLASS A PREFERRED SHARES

A special resolution was passed by shareholders authorizing an amendment to the articles of the Corporation to create a new class of Class A preferred shares to be issued to BT DE Investments Inc. in connection with its investment in the Corporation, the full text of which is attached as Appendix “B” to the Circular. According to the final scrutineer report, the voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
19,873,769	92.139%	1,695,491	7.861%

Dated this 18th day of January, 2024.

ORGANIGRAM HOLDINGS INC.

By:	“Beena Goldenberg”
Name: Beena Goldenberg
Title: Chief Executive Officer